SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

[    ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 0-23946

A.    Full title of the plan and address of the plan, if different from that of the issuer named below:

PEDIATRIC SERVICES OF AMERICA, INC.

EMPLOYEE STOCK PURCHASE PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEDIATRIC SERVICES OF AMERICA, INC.

310 TECHNOLOGY PARKWAY

NORCROSS, GA 30092-2929

FORM 11-K

Pediatric Services of America, Inc.

Employee Stock Purchase Plan

Index to Financial Statements and Exhibits

As of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002

Report of Independent Auditors

Compensation Committee of the Board of Directors

Pediatric Services of America, Inc.

We have audited the accompanying statements of financial condition of the Pediatric Services of America, Inc. Employee Stock Purchase Plan as of December 31, 2002 and 2001, and the related statements of changes in plan equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Pediatric Services of America, Inc. Employee Stock Purchase Plan at December 31, 2002 and 2001, and the changes in its plan equity for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

March 14, 2003

Pediatric Services of America, Inc.

Employee Stock Purchase Plan

Statements of Financial Condition

	December 31
	2002	2001
Assets
Receivable from Pediatric Services of America, Inc.	$—	$55,224

Liabilities and equity
Obligations to purchase Pediatric Services of America, Inc. common stock and issue refunds	—	55,224
Plan equity	—	—

	$—	$55,224

See accompanying notes.

Pediatric Services of America, Inc.

Employee Stock Purchase Plan

Statements of Changes in Plan Equity

	Year ended December 31
	2002	2001	2000
Additions to plan equity:
Participant contributions	$220,353	$173,630	$153,125
Employer contribution	32,034	25,671	22,125

Total additions	252,387	199,301	175,250
Deductions to plan equity:
Purchases of Pediatric Services of America, Inc. common stock	245,592	196,715	164,001
Amounts refunded to Plan participants	6,795	2,586	11,249

Total deductions	252,387	199,301	175,250
Plan equity at end of year	$—	$—	$—

See accompanying notes.

Pediatric Services of America, Inc.

Employee Stock Purchase Plan

Notes to Financial Statements

December 31, 2002

1.    Description of the Plan

Effective January 1, 1996, the Board of Directors of Pediatric Services of America, Inc. (the “Company”) adopted the Pediatric Services of America, Inc. Employee Stock Purchase Plan (the “Plan”). On January 1, 1997, the Company’s Board of Directors voted to amend and restate the Plan, thereby allowing an employee’s election under the Plan to remain in effect until the employee files written change.

A total of 575,000 shares are registered for issuance under the Plan. There are 173,164 shares available for issuance as of December 31, 2002.

The Plan is administered by the Compensation Committee of the Company’s Board of Directors.

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

The Company offers to eligible and participating employees an option to purchase shares of the Company’s common stock, $.01 par value per share (the “Common Stock”), on a calendar quarter basis through payroll deductions. Initially, each eligible employee files an Enrollment Election Form within a specified time frame authorizing specified payroll deductions in an amount not less than 1 percent nor greater than 5 percent of such employee’s base pay for each payroll during the Offering Period, as defined in the Plan. Regardless of the base pay percentage elected by the employee, a maximum of $10,000 per calendar year may not be exceeded. Participants can withdraw from the Plan at any time and receive a refund of their contributions that quarter that have not been invested in Common Stock.

Effective February 1, 2002, the Plan was amended allowing employees to enroll in the Plan after completing 90 days of continuous service during which an average of greater than 20 hours per week was performed. In addition, employees must work an average of greater than 20 hours per week each quarter to continue participation in the Plan.

Pediatric Services of America, Inc.

Employee Stock Purchase Plan

Notes to Financial Statements (continued)

1.    Description of the Plan (continued)

Participant contributions are made through payroll deductions on an after-tax basis. Payroll deductions begin on the first day of the Offering Period (January 1, April 1, July 1, October 1) and continue until the last pay period of the quarter. On the last day of the calendar quarter (the “Offering Exercise Date”), the Company contributes 15% of the total amount of each employee’s contributions to the Plan for the calendar quarter. Participants’ and the Company’s contributions, net of participants’ refunds, are used to purchase shares of the Common Stock at fair market value on the open market on each Offering Exercise Date or in the following four business days thereafter. Participants are immediately vested in their contributions and related employer contributions.

The Plan purchased 36,642, 31,912, and 67,531 shares of Common Stock by using participant and employer contributions for 2002, 2001, and 2000, respectively. Shares of the Company’s Common Stock purchased under the Plan at the end of each purchase period are held for participants in individual sub-accounts with Salomon Smith Barney, the administrator of the Plan. Stock certificates are issued directly to participants only upon request.

Even though there are no current intentions to do so, the Board of Directors can terminate the Plan at any time. Upon termination of the Plan, all payroll deductions not used to purchase Common Stock would be refunded to participants.

2.    Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Plan management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Pediatric Services of America, Inc.

Employee Stock Purchase Plan

Notes to Financial Statements (continued)

2.    Significant Accounting Policies (continued)

Plan Expenses

The Company paid all administrative expenses of the Plan.

3.    Federal Income Taxes

The Plan qualifies as an Employee Stock Purchase Plan under Section 423 of the Internal Revenue Code of 1986. Issuance of shares under this Plan are not intended to result in taxable income to participants in the Plan based on provisions in Section 423 of the Internal Revenue Code.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PEDIATRIC SERVICES OF AMERICA, INC. Employee Stock Purchase Plan

By:	/S/ JAMES M. MCNEILL
James M. McNeill Senior Vice President and Chief Financial Officer

Date: March 31, 2003